June 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Uwem Bassey

Jan Woo

Re:	Request for Effectiveness for Sandisk Corporation
Registration Statement on Form S-1 (File No. 333-286626)

To the addressees set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC and BofA Securities, Inc., as representatives of the several underwriters, hereby join in the request of Sandisk Corporation (the “Company”) that the effective date of the Registration Statement on Form S-1 (Registration No. 333-286626) (the “Registration Statement”) be accelerated so that it be declared effective at 4:00 p.m., Washington, D.C. time, on June 5, 2025, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Beau Freker
Name:	Beau Freker
Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director